TALISMAN ENERGY INC. FOURTH QUARTER RESULTS DETAILS

CALGARY, Alberta – (January 21, 2015) - Talisman Energy Inc. (TSX:TLM) (NYSE:TLM) will release its fourth quarter 2014 results on Tuesday, February 10, 2015, before markets open.

Talisman's fourth quarter analyst note, which provides an overview of the previous quarters' results and a compilation of relevant public information, can be found here:

http://www.talisman-energy.com/upload/media_element/700/01/q4-2014-analyst-survey-note.pdf

Talisman Energy Inc. is a global upstream oil and gas company, headquartered in Canada. Talisman has two core operating areas: the Americas (North America and Colombia) and Asia-Pacific. Talisman is committed to conducting business safely, in a socially and environmentally responsible manner, and is included in the Dow Jones Sustainability (North America) Index. Talisman is listed on the Toronto and New York stock exchanges under the symbol TLM. Please visit our website at www.talisman-energy.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Media and General Inquiries:                                                                                     Shareholder and Investor Inquiries:
Brent Anderson                                                                                            Lyle McLeod
Manager, Corporate Communications                                                                        Vice-President, Investor Relations
Phone:                      403-237-1912                                                                             Phone:                      403-767-5732
Email: tlm@talisman-energy.com                                                                                  Email: tlm@talisman-energy.com

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